

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 28, 2009

Mr. Felipe Pimenta Barrios
Chief Financial Officer
West Canyon Energy Corp.
20333 State Highway 249, Suite 200-113
Houston, TX 77077

> **Re:** **West Canyon Energy Corp.**
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2008**
> **Filed April 16, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008**
> **Filed April 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Response letter dated April 15, 2009**
> **File No. 333-130673**

Dear Mr. Barrios:

     We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2008

General

1.   We note that although you have amended your filing in conjunction with your prior response, you have not resolved all of the issues identified. Please contact us by telephone in preparing your response to this letter to make appropriate arrangements.

2.   Please use the appropriate cover page for your Form 10-K and indicate your filer status, i.e. whether you are a non-accelerated filer or a smaller reporting company.

Financial Statements

3.   We note your inclusion of cumulative financial statements from July 27, 2004
        (inception) to June 30, 2008. Given your disclosures that you abandoned your
        mineral property in November 2006 and changed your focus from mineral to oil
        and gas exploration, with an apparent dormant period until your acquisition of
        PetroSouth Energy Corp. on October 2, 2007, tell us whether it would be
        meaningful to re-establish your inception date, pursuant to the guidance in
        footnote 7 of SFAS 7. If so, disclose your rationale in selecting an appropriate
        date; if your auditor will audit the new cumulative information, an updated audit
        opinion covering that period will be required. Otherwise, it will need to be labeled
        as unaudited.

4.   Since you appear to have been inactive subsequent to ceasing prior operations in
        November 2006, and prior to your acquisition of PetroSouth Energy on October
        2, 2007, it is unclear why PetroSouth Energy would not be considered your
        predecessor, as defined in Rule 405 of Regulation C.

        Under the circumstances you have decided, it appears you would need to add
        predecessor financial statements to your filing as necessary to cover all periods
        required by the Form. For example, your Form 10-K would include predecessor
        (PetroSouth Energy) audited financial statements from its inception date of
        November 30, 2006 up to the date of acquisition. In MD&A, you would discuss
        and analyze your historical results along with those of your predecessor.

Note 1 – Organization, page 26

5.   Please expand your disclosure to discuss your reason for completing the merger
        with West Canyon Energy Corp. on April 11, 2008, as explained to us in your
        response to prior comment 2.

Note 2 – Summary of Significant Accounting Policies, page 26

g) Accounting for Oil and Gas Properties, page 27

6.   We note your disclosure responding to prior comment 3. Please expand your
        disclosure of the ceiling test to include details sufficient to understand how it
        compares to the guidance in points (A) through (D) of Rule 4-10(c)(4)(i) of
        Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2009

Controls and Procedures, page 25

7.   Please note that you need to discuss any change in internal control over financial reporting, rather than internal control, and address those changes that occurred during the last fiscal quarter, rather than subsequent to the evaluation date, to comply with Item 308(c) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief